

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Ophir Sternberg
President and Chief Executive Officer
Lionheart Acquisition Corp. II
4218 NE 2nd Avenue
Miami, FL 33137

> **Re: Lionheart Acquisition Corp. II**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 28, 2022**
> **File No. 333-260969**

Dear Mr. Sternberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

Amendment No. 4 to Form S-4 Filed January 28, 2022

Cover Page

1.   Please tell us why you are not registering the issuance of other securities expected to be issued as part of the Business Combination, such as the Class V Common Stock. If you are relying upon an exemption, please tell us the basis for doing so.

Summary
Ownership of the Post-Combination Company, page 3

2.   We note your disclosure that 23,000,000 shares of Class A Common Stock are subject to redemption. Please revise to account for the 10,946,369 shares of Class A Common Stock that were redeemed in connection with the stockholder vote to approve the Extension here

and throughout your disclosure where you reference that you "assume no redemptions by Public Stockholders."

Unaudited Pro Forma Condensed Combined Financial Information, page 77

3.   Please tell us your consideration for reflecting the redemption of 10,946,369 shares of Class A Common Stock and the corresponding withdrawal of approximately $109,469,789 from your Trust Account in connection with the Extension in your pro forma information assuming no shares of Class A Common Stock are redeemed.

Key Performance Indicators, page 164

4.   With respect to your Recovery Multiple, please state at which stage you record values under this metric. Please clarify whether the Recovery Multiple ties into the stages set forth in the Penetration Status of Portfolio metric.

5.   We note your amended disclosure in response to comment 5 that states that the aggregate amount that you may potentially recover as revenue is calculated by multiplying Paid Value of Potentially Recoverable Claims by the Recovery Multiple. Please tell us how you account for the variation in statutory recovery amounts (ex. double damages or $1,000 per day fines) when calculating the amount that you may potentially recover as revenue. To the extent applicable, please consider whether there are estimates or assumptions underlying the metric or its calculation, and whether disclosure of such items is necessary for the metric not to be materially misleading.

6.   For Paid Value of Potentially Recoverable Claims, Recovery Multiple, and Penetration Status of Portfolio, please include a statement indicating the reasons why the metric is useful to investors and indicate how management uses the metric in managing or monitoring company performance. Refer to Release No. 33-10751.

Background of the Business Combination, page 186

7.   We note your amended disclosure in response to comment 8. Please describe the internal management financial model that was used with respect to your evaluation of MSP's internal valuation estimate and describe the method for valuing the post-closing transaction consideration amount. Also, please disclose how you determined to value the governmental claims rights held by MSP WB, LLC.

8.   We note your amended disclosure in response to comment 9. Please name the broad group of companies that the LCAP management believed to be most comparable to MSP and describe the bases for choosing such companies. Please also describe the methodology that the LCAP management used to develop the appropriate range of discount rates and terminal multiples to be applied in the valuation analysis. Please explain why the discount rates derived from the comparable companies were applied to the Governmental Claims and explain why no terminal values were assumed.

9.   We note your disclosure on page 192 that Brattle prepared a report on its findings to

present to the LCAP Board as part of its review and approval of the Business Combination. Please provide the information required by Item 1015(b) of Regulation M-A and file any written materials, as well as Brattle's consent, as exhibits.

Interests of MSP's Directors and Executive Officers in the Business Combination
Service Fee Account Loan, page 203

10. We note your amended disclosure in response to comment 10. Please state the material terms of the loan, including the interest that would be owed on the loan and the repayment schedule.

General

11. Please revise your Summary and Risk Factor to highlight that the New Warrants are not typical of other, similar business combination transactions. Also, please revise your risk factors to state any associated risks with the fact that the issuance of New Warrants may not be effective in achieving its stated purpose of deterring redemptions by your current public stockholders.

You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven D. Pidgeon